Exhibit 99.8

Withdrawal request in connection with the cross-border merger of Expro group Holdings N.v. and expro Luxembourg S.a.

Introduction

To the annual general meeting of shareholders of Expro Group Holdings N.V., a public company under Dutch law (naamloze vennootschap), having its official seat in Amsterdam, the Netherlands, its office address at Mastenmakersweg 1, 1786 PB Den Helder, the Netherlands, and registered in the Dutch Commercial Register under number 34241787 (the Disappearing Company) to be convened in accordance with applicable law in connection with the Merger (as defined below) (the AGM), it will be proposed to resolve on a cross-border statutory merger (the Merger) between the Disappearing Company and Expro Luxembourg S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 2A, rue Nicolas Bové, L-1253 Luxembourg, Grand-Duchy of Luxembourg in the process of registration with the Luxembourg Trade and Companies Register (registre du commerce et des sociétés) (the Acquiring Company), in accordance with a joint cross-border merger proposal (the Merger Proposal) filed and announced in accordance with Dutch and Luxembourg law and available on the corporate website of the Disappearing Company.

Unless the context requires otherwise, capitalized terms not defined in this Withdrawal Request have the same meaning as in the Merger Proposal.

As described in the Merger Proposal, if the resolution to effectuate the Merger is adopted at the AGM (the Merger Resolution), any shareholder of the Disappearing Company who votes against that resolution at the AGM and who does not wish to receive ordinary shares in the capital of the Acquiring Company pursuant to the Merger may exercise a withdrawal right in accordance with the provisions of Section 2:333h(1) through (5) DCC by filing a request (the Withdrawal Request) with the Disappearing Company for cash compensation (the Cash Compensation) within one month after the date of the AGM so ultimately on 10 July 2026 (the Withdrawal Request Expiration Date). A shareholder of the Disappearing Company who votes in favor of the resolution to effectuate the Merger at the AGM, abstains from voting in respect of such resolution or is not present or represented at the AGM, does not have any withdrawal right and cannot make a Withdrawal Request.

A Withdrawal Request must be made using this form and by following the instructions set forth herein. A Withdrawal Request can only be made in respect of ordinary shares in the capital of the Disappearing Company that the shareholder of the Disappearing Company (i) holds on the voting record date of the AGM (the Record Date), (ii) votes against the Merger Resolution, (iii) still holds at the time of making the Withdrawal Request and (iv) does not transfer subsequent to making the Withdrawal Request. Any shareholder of the Disappearing Company who votes against the Merger Resolution is advised to consider whether to make a Withdrawal Request. Instead of making a Withdrawal Request, a shareholder of the Disappearing Company who does not wish to receive ordinary shares in the capital of the Acquiring Company pursuant to the Merger may alternatively consider selling their ordinary shares in the capital of the Disappearing Company on the New York Stock Exchange at any time prior to the date on which the Merger will become effective.

The Cash Compensation to be received by a shareholder of the Disappearing Company for each of their ordinary shares in the capital of the Disappearing Company for which a Withdrawal Request is properly made and received by the Disappearing Company ultimately on the Withdrawal Request Expiration Date (each a Withdrawn Share) will be determined in accordance with the Cash Compensation Formula (as defined below) as proposed to be included in the articles of association of the Disappearing Company.

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Accordingly, the Cash Compensation per Withdrawn Share, if any, shall be equal to the lower of (i) the volume weighted average price of one ordinary share in the capital of the Disappearing Company on the New York Stock Exchange in the last five trading days prior to (and excluding) the date on which the Merger becomes effective or (ii) the closing price of one ordinary share in the capital of the Disappearing Company on the New York Stock Exchange as reported on the trading day immediately preceding the date on which the Merger becomes effective (or, if no such closing price is reported on such trading day, the closing price of one ordinary share in the capital of the Disappearing Company reported on the most recent prior trading day) (the Cash Compensation Formula).

If and to the extent one or more shareholders of the Disappearing Company duly, timely and validly make(s) a Withdrawal Request in accordance with the Merger Proposal, Dutch law and this form, such shareholder(s) shall have a claim on the Disappearing Company for the payment of their respective entitlements to Cash Compensation (based on the Cash Compensation Formula). Any such claim (i) shall transfer to the Acquiring Company pursuant to the Merger (and its legal successor in the Cayman Merger), (ii) shall become due and payable after the Effective Time and (iii) shall be paid, or caused to be paid, by the Acquiring Company (or its legal successor in the Cayman Merger), within the timeframe as required under Dutch law, net of Dutch dividend withholding tax (if applicable) or any other taxes that are required to be withheld by applicable law (including tax laws).

Additional information concerning the Merger (including concerning the Cash Compensation per Withdrawn Share, if any, and the withdrawal right generally) can be found in the Merger Proposal and the joint board report/ explanatory statement (the Explanatory Statement), which are available at the corporate website of the Disappearing Company (https://investors.expro.com/financials/annual-reports/default.aspx).

Information to be submitted

A shareholder of the Disappearing Company who wishes, and is eligible, to make a Withdrawal Request (the Withdrawing Shareholder) must complete the following information:

Details of the Withdrawing Shareholder
Name
Address
Taxpayer identification number
Number of Withdrawn Shares
Details of Withdrawing Shareholder’s bank account for payment of the Cash Compensation
Account number
Bank
Details of Withdrawing Shareholder’s securities account where the Withdrawn Shares are held
Securities account number
Name broker or intermediary

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Furthermore, the Withdrawing Shareholder must provide written evidence, satisfactory to the Disappearing Company at its sole discretion, that their Withdrawn Shares were voted in their name against the Merger Resolution (the Voting Evidence). For holders holding shares in ‘street name’ through bank, broker or other nominee, such holders should contact their bank, broker or nominee to obtain Voting Evidence, along with written evidence of ownership at each of the dates set forth above.

Confirmations, acknowledgements and undertakings

By submitting a Withdrawal Request, the Withdrawing Shareholder confirms, acknowledges and undertakes the following:

(a)	the Withdrawing Shareholder is, and was on the Record Date, the sole holder of the Withdrawn Shares;

(b)	at the AGM, the Withdrawing Shareholder voted the Withdrawn Shares against the Merger Resolution;

(c)	the Voting Evidence provided by the Withdrawing Shareholder is true, correct and complete;

(d)	the Disappearing Company may rely on the tabulations and other information provided by Broadridge concerning the shareholders of the Disappearing Company who were present or represented at the AGM and how they voted on the Merger Resolution, and the Disappearing Company may, at its sole discretion, determine that such tabulations and other information provided by Broadridge shall constitute conclusive evidence of these matters, even if the Voting Evidence provided by the Withdrawing Shareholder is inconsistent with such tabulations and other information provided by Broadridge;

(e)	this Withdrawal Request, the Merger Proposal and the Explanatory Statement contain information regarding the Merger and the withdrawal right;

(f)	the Cash Compensation for the Withdrawn Shares will be calculated in accordance with the Cash Compensation Formula;

(g)	the Withdrawing Shareholder shall receive the Cash Compensation net of Dutch dividend withholding tax (if applicable) or any other taxes that are required to be withheld by applicable law (including tax laws);

(h)	if the proposed amendment of the articles of association of the Disappearing Company to convert all Withdrawn Shares into a separate class of shares immediately prior to the effective time of the Merger is not adopted at the AGM, or is otherwise not given effect to, then it is possible that, if any shareholder of the Disappearing Company makes a Withdrawal Request (irrespective of where that shareholder resides), the Merger shall be treated as a taxable disposition for U.K. tax purposes for all shareholders of the Disappearing Company who are resident in the United Kingdom;

(i)	the consummation of the Merger is subject to the condition that the aggregate number of shares for which a Withdrawal Request is submitted does not exceed one percent of the aggregate number of shares in the capital of the Disappearing Company issued and outstanding at the time of the AGM and only the Disappearing Company may waive this conditions at its sole discretion;

(j)	the method of delivery of a Withdrawal Request is at the sole cost, option and risk of the Withdrawing Shareholder and delivery thereof will only be deemed made and effective when actually received by the Disappearing Company via the e-mail address set forth below;

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(k)	any Withdrawal Request that is incomplete, unclear, unsigned or otherwise improperly made (including, if it is not accompanied by satisfactory Voting Evidence) and/or that is not fully and correctly received via the e-mail address set forth below by the Withdrawal Request Expiration Date (regardless of when such Withdrawal Request was dated, signed and/or sent) shall be considered invalid and shall be disregarded, and the Withdrawing Shareholder who made such Withdrawal Request shall not be entitled to receive Cash Compensation, provided, however, that the Disappearing Company reserves the right, exercisable at its sole discretion, to waive any such defect or other irregularity in the exercise of any withdrawal right (including any defect or irregularity in any Withdrawal Request or the delivery thereof), whether or not similar (or other) defects or irregularities are waived in respect of any other shareholder of the Disappearing Company;

(l)	the Withdrawing Shareholder will not transfer any of the Withdrawn Shares to any person, except with the prior written approval of the Disappearing Company, until the effective time of the Merger (as a result of which the Withdrawn Shares will be cancelled by operation of law) or such earlier date as the Disappearing Company may publicly announce that the Merger will not be completed; and

(m)	if the Withdrawing Shareholder, despite their confirmation, acknowledgement and undertaking reflected in paragraph (l) above, transfers any or all of their Withdrawn Shares after making the Withdrawal Request, (i) the Withdrawal Request shall be deemed to be null and void with respect to the Withdrawn Shares so transferred and shall thereafter apply only with respect to the Withdrawn Shares not so transferred, if any, and (ii) the Cash Compensation shall only be payable to such Withdrawing Shareholder in respect of the Withdrawn Shares not so transferred, if any.

Shares held in “street name”

If ordinary shares in the capital of the Disappearing Company are held by a bank or brokerage firm or other nominee, those shares are held in “street name” for a “beneficial owner” of those shares. If a beneficial owner of ordinary shares in the capital of the Disappearing Company wishes to direct the submission of a Withdrawal Request with respect to those shares, then such beneficial owner must contact their bank or brokerage firm or other nominee to procure the submission of the Withdrawal Request, including the provision of Voting Evidence and evidence (satisfactory to the Disappearing Company in its sole discretion) of ownership of the Withdrawn Shares at the required respective dates set forth herein.

Submission and due date

This Withdrawal Request, duly completed (with satisfactory Voting Evidence) and signed, must be submitted ultimately by the Withdrawal Request Expiration Date, by e-mail to the following e-mail address: investorrelations@expro.com.

This Withdrawal Request has been signed on _______________________ 2026.

Signature Withdrawing Shareholder:

Name:

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